Exhibit 10.2

EXECUTION COPY

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (the “Agreement”), is entered into as of March 11, 2014 (the “Effective Date”) between Vyrix Pharmaceuticals, Inc., a Delaware corporation (hereinafter referred to as the “Company”), and Jarrett Disbrow (“Employee”).

RECITALS

WHEREAS, the Company is a duly organized Delaware corporation, a subsidiary of, and wholly owned by, Ampio Pharmaceuticals, Inc., a Delaware corporation (“Ampio”), and is in the business of developing and marketing sexual dysfunction pharmaceutical products; and

WHEREAS, the Company desires assurance of the continued association and services of the Employee in order to continue to retain the Employee’s experience, skills, abilities, background and knowledge, and is willing to continue to engage the Employee’s services on the terms and conditions set forth in this Agreement; and

WHEREAS, Employee desires to be in the continued employ of the Company, and is willing to accept such continued employment on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree to the terms and conditions of this Agreement as follows:

1. Employment for Term. The Company hereby agrees to employ Employee and Employee hereby accepts such employment with the Company for the period of 36 months beginning on the Effective Date. The term of this Agreement (the “Term”) shall continue until the termination of Employee’s employment in accordance with the provisions of this Agreement. The termination of Employee’s employment under this Agreement shall end the Term but shall not terminate Employee’s or the Company’s other obligations that are intended to survive the termination of this Agreement (including without limitation, the payments under Section 7 and 8 and Employee’s obligations under Section 9).

2. Position and Duties. During the Term, Employee shall serve as President and Chief Executive Officer of the Company and perform such duties as are consistent with this position. The Employee shall report to the board of directors of the Company or, to the extent that the Company remains wholly-owned by Ampio, to the board of directors of Ampio, as applicable (such applicable board of directors, hereinafter the “Board”). During the Term, Employee shall also hold such additional positions and titles as the Chief Executive Officer or the Board may determine from time to time. During the Term, Employee shall devote his full business time to satisfactorily perform his duties as President and Chief Executive Officer of the Company. Employee may engage in any civic and not-for-profit activities so long as such activities do not materially interfere with the performance of his duties hereunder or present a conflict of interest with the Company or Ampio or any of their respective subsidiaries or affiliates. During the Term of this Agreement, Employee agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known by the Employee to be adverse or antagonistic to the Company or Ampio or any of their respective subsidiaries or affiliates, their respective business or prospects, their financial position, or otherwise or in any company, person or entity that is, directly or indirectly, in competition with the business of the Company or

Ampio or any of their respective subsidiaries or affiliates. This provision shall encompass any advisory boards of which Employee is or becomes a member of during the term hereof. Employee shall provide written disclosure to the Compensation Committee of the Board as to any advisory boards on which Employee sits, and will provide the Company or Ampio, as applicable, with a written request for authority to sit on any additional advisory boards. On termination of Employee’s employment, regardless of the reason for such termination, Employee shall immediately (and with contemporaneous effect) resign any directorships, offices or other positions that Employee may hold in the Company or Ampio or any of their respective subsidiaries or affiliates, unless otherwise agreed in writing by the parties.

3. Compensation.

(a) Base Salary. The Company shall pay Employee a base salary of $210,000 per annum, commencing on October 15, 2013 for the Employee’s pre-incorporation efforts, payable at least monthly on the Company’s regular pay cycle for professional employees (the “Base Salary”). Except as specifically otherwise provided herein, the Base Salary may be increased only by recommendation of the Compensation Committee of the Board and ratified by the Compensation Committee or a majority of the independent members of the Board.

(b) Initial operating facility. The Company shall initially be operated at a facility located in North Carolina in reasonable proximity to the residence of Employee.

(c) Annual Review. The Base Salary shall be reviewed at the end of each calendar year (the first such review to occur at the end of calendar year 2014).

(d) Equity Compensation. In connection with the execution of this Agreement and subject to the approval of the Board of Directors of the Company, the Company hereby agrees to grant initial equity compensation to Employee in the form of options to purchase an aggregate amount of 500,000 shares of the Company’s Common Stock. These options shall vest in accordance with the terms and schedule set forth in Exhibit A hereto. Such vesting schedule may be accelerated under certain circumstances to the extent provided in Section 8 of this agreement.

(e) Other and Additional Compensation. Subsections (a) and (d) above establish Employee’s compensation during the Term which shall not preclude the Board from awarding Employee a higher salary or any bonuses or stock options, restricted stock or other forms of additional equity awards in the discretion of the Board during the Term at any time. The Employee shall be eligible for an annual discretionary bonus (hereinafter referred to as the “Bonus”) with a target amount of fifty percent (50%) of the Base Salary, subject to standard deductions and withholdings, based on the Compensation Committee’s determination, in good faith, and based upon the Employee’s individual achievement and Company performance objectives as set by the Board or the Compensation Committee, of whether the Employee has met such performance milestones as are established for the Employee by Chief Executive Officer of the Company, the Board or the Compensation Committee, in good faith, in consultation with the Employee (hereinafter referred to as the “Performance Milestones”). The Performance Milestones will be based on certain factors including, but not limited to, the Employee’s performance and the Company’s financial performance. The Employee’s Bonus target will be reviewed annually and may be adjusted by the Board or the Compensation Committee in its discretion, provided however, that the Bonus target may only be reduced upon Employee’s written consent. The Employee must be employed on the date the Bonus is awarded to be eligible for the Bonus, subject to the termination provisions hereof. Bonuses shall be paid during the calendar quarter following the calendar quarter for which such Bonus was earned when Performance Milestones are met during a calendar quarter. Fourth quarter Bonuses and Bonuses calculated on the basis of partial Performance Milestone satisfaction shall be paid within 120 days of fiscal year-end.

4. Employee Benefits. During the Term, Employee shall be entitled to participate at the same level as other senior executive officers of Ampio or the Company in any group insurance, hospitalization, medical, health and accident, disability, fringe benefit and tax-qualified retirement plans or programs of Ampio or the Company now existing or hereafter established to the extent that he is eligible under the general provisions thereof. For the term of this Agreement, Employee shall be entitled to paid vacation at the rate of (4) weeks per annum. In accordance with Ampio and Company policy, unused vacation may not be carried over from year to year.

5. Expenses. The Company shall reimburse Employee for actual, reasonable out-of-pocket expenses incurred by him in the performance of his services for the Company upon the receipt of appropriate documentation of such expenses which shall be submitted in such form, and with such supporting documentation, as called for or required by Company policy.

6. Termination.

(a) General. The Term shall end immediately upon Employee’s death. Employee’s employment may also be terminated by the Company with or without Cause or as a result of Employee’s Disability, as defined in Section 7 or by Employee with or without Good Reason (as such terms are defined below).

(b) Notice of Termination. Either party shall give written notice of termination to the other party.

(c) Notification of New Employer. In the event that Employee leaves the employ of the Company, Employee grants consent to notification by the Company to Employee’s new employer about his rights and obligations under this Agreement and the PIA (hereinafter defined).

7. Severance Benefits.

(a) Cause Defined. “Cause” means (i) willful malfeasance or willful misconduct by Employee in connection with his employment; (ii) Employee’s gross negligence in performing any of his duties under this Agreement; (iii) Employee’s conviction of, or entry of a plea of guilty to, or entry of a plea of nolo contendre with respect to, any crime other than a traffic violation or infraction which is a misdemeanor; (iv) Employee’s willful and deliberate violation of any Ampio policy or Company policy, (v) Employee’s unintended but material breach of any written policy applicable to all employees adopted by Ampio or the Company which is not cured to the reasonable satisfaction of the Board within thirty (30) business days after notice thereof; (vi) the Employee’s unauthorized use or disclosure of any proprietary information or trade secrets of Ampio or the Company or any of their respective subsidiaries or affiliates or any other party as to which the Employee owes an obligation of nondisclosure as a result of the Employee’s relationship with Ampio or the Company, (vii) the Employee’s willful and deliberate breach of his obligations under this Agreement, or (viii) any other material breach by Employee of any of his obligations in this Agreement which is not cured to the reasonable satisfaction of the Board within thirty (30) business days after notice thereof.

(b) Disability Defined. “Disability” shall mean (i) Employee’s incapacity due to a physical or mental condition and, if reasonable accommodation is required by law, after any reasonable accommodation, that results in Employee being substantially unable to perform his duties hereunder for six consecutive months (or for six months out of any nine month period) or (ii) a qualified independent physician mutually acceptable to the Company and Employee determines that Employee is incapacitated due to a physical or mental condition and, if reasonable accommodation is required by law, after any reasonable accommodation so as to be unable to regularly perform the duties of his position and such condition is expected to be of a permanent or near-permanent duration. Until such time as Employee is terminated for Disability under this paragraph (b), Employee shall continue to receive his Base Salary hereunder, provided that if the Company provides Employee with disability insurance coverage, payments of Employee’s Base Salary shall be reduced by the amount of any disability insurance payments received by Employee due to such coverage. The Company shall give Employee written notice of termination due to Disability which shall take effect sixty (60) days after the date it is sent to Employee unless Employee shall have returned to the performance of his duties hereunder during such sixty (60) day period (whereupon such notice shall become void). In the event that the Company terminates Employee’s employment as a result of his Disability, Employee shall be entitled to the same benefits as if his employment had been terminated by the Company without Cause.

(c) Good Reason Defined. For purposes of this Agreement, “Good Reason” shall mean, without Employee’s written consent: (i) there is a material reduction of the level of Employee’s compensation (excluding any bonuses) (except where there is a general reduction applicable to the management team generally, provided, however, that in no case may the Base Salary be reduced below the amount stated in Section 3(a)), (ii) there is a material reduction in Employee’s overall responsibilities or authority, or scope of duties (it being understood that the occurrence of a Change in Control shall not, by itself, necessarily constitute a reduction in Employee’s responsibilities or authority); or (iii) there is a material change in the principal geographic location at which Employee must perform his services (it being understood that the relocation of Employee to a facility or a location within forty (40) miles of Employee’s current residence in the State of North Carolina as of the Effective Date or within forty (40) miles of the State Capitol Building in Denver, Colorado shall not be deemed material for purposes of this Agreement). No event shall be deemed to be “Good Reason” if the Company has cured the event (if susceptible to cure) within 30 days of receipt of written notice from Employee specifying the event or events which, absent cure, would constitute “Good Cause.”

(d) Accrued Compensation Defined. Accrued Compensation shall mean an amount which shall include all amounts earned or accrued by Employee through the date of termination of this Agreement but not paid as of such date, including (i) Base Salary, (ii) reimbursement for business expenses incurred by the Employee on behalf of the Company, pursuant to the Company’s expense reimbursement policy in effect at such time, (iii) any expense allowance pursuant to Company policy, (iv) accrued but unused vacation pay per Company policy, and (v) bonuses and incentive compensation earned and awarded prior to the date of termination. Accrued Compensation shall be paid on the first regular pay date after the date of termination (or earlier, if required by applicable law).

(e) Termination.

(i) Cause; Without Good Reason; Death. If the Company ends the Term for Cause, if Employee resigns as an employee of the Company for reasons other than an event of Good Reason, or the Employee dies, then the Company shall pay to Employee the Accrued Compensation but shall have no obligation to pay Employee any amount, whether for salary, benefits, bonuses, or other compensation or expense reimbursements of any kind, accruing after the end of the Term, and such rights shall, except as otherwise required by law or pursuant to the applicable award agreement or plan, be forfeited immediately upon the end of the Term. For the sake of clarity, any stock options, restricted stock or other equity compensation shall, to the extent vested on the date of resignation without Good Reason, the date the Company ends the Term for Cause, or the date of Employee’s death, remain outstanding and exercisable to the extent provided in the applicable award agreement or plan, by the Employee or his personal representative or executor.

(ii) Without Cause; Good Reason. In the event that the Company terminates Employee’s employment hereunder without Cause, Employee terminates his employment with Good Reason, he shall be entitled to the Accrued Compensation and, subject to Section 21 and 22 below,

(A) A lump sum payment equal to one time his Base Salary in effect at the date of termination, less applicable withholding.

(B) Continued participation (via state or federal insurance continuation laws such as COBRA, to the extent available) in the health and welfare plans (or comparable plans, if continued participation in Ampio’s or the Company’s plans is not available) provided by Ampio or the Company to Employee at the time of termination for a period of two years from the date of termination or, if earlier, until he is eligible for comparable coverage with a subsequent employer. The Company agrees to reimburse the payments Employee makes for such coverage, whether via continuation or separate comparable policy. Premium reimbursements shall be made by the Company to Employee consistent with the Company’s normal expense reimbursement policy, provided that Employee submits documentation to the Company substantiating his payments for insurance coverage. Employee shall give the Company prompt notice of his eligibility for comparable coverage.

(C) All vested stock options shall remain exercisable from the date of termination until the expiration date of the applicable award. So long as the Section 8 below does not apply, then all options which are unvested at the date of termination Without Cause or for Good Reason shall be accelerated as of the date of termination such that the number of unvested option shares equal to 1/36th the number of option shares multiplied by the number of full months of Employee’s employment hereunder shall be deemed vested and immediately exercisable by the Employee. Any unvested options over and above the foregoing shall be cancelled and of no further force or effect, and shall not be exercisable by the Employee.

(D) Any severance payments and/or other separation benefits contemplated by this Agreement are conditional on Employee: (i) continuing to comply with the terms of this Agreement and the PIA (as defined herein); (ii) delivering prior to or contemporaneously with any such severance payments, and not revoking, (x) a customary general release of claims relating to Employee’s employment and/or this Agreement against Ampio, the Company or any of their respective successors, subsidiaries and affiliates and their respective directors, officers and stockholders and (y) a customary affirmation of Employee’s continuing obligations hereunder and under the PIA.

Unless otherwise required by law, no severance payments and/or benefits under this Agreement will be paid and/or provided until after the expiration of any relevant revocation period.

8. Change in Control Payments. The provisions of this paragraph 8 set forth the terms of an agreement reached between Employee and the Company regarding Employee’s rights and obligations upon the occurrence of a “Change in Control” (as hereinafter defined) of the Company during the Term. These provisions are intended to assure and encourage in advance Employee’s continued attention and dedication to his assigned duties and his objectivity during the pendency and after the occurrence of any such Change in Control. The following provisions shall apply in the event of a Change in Control, in addition to any payment or benefit that may be required pursuant to Section 7.

(a) Equity. Upon the occurrence of a Change in Control, all stock options, restricted stock and other stock-based grants to Employee by the Company or that may be granted in the future shall, irrespective of any provisions of his award agreements, immediately and irrevocably vest and become exercisable at a change of control.

(b) Definitions. For purposes of this paragraph 8, the following terms shall have the following meanings:

“Change in Control” shall mean any of the following:

(1) the acquisition by any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (the “Acquiring Person”), other than Ampio or the Company, or any of their respective subsidiaries or affiliates, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the combined voting power or economic interests of the then outstanding voting securities of the Company entitled to vote generally in the election of directors.

(2) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any issuance of securities by the Company in a transaction or series of transactions made principally for bona fide equity financing purposes, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); or

(3) the sale or other disposition of all or substantially all of the assets of the Company in one transaction or series of related transactions.

9. Proprietary Information and Inventions Agreement. As a condition of Employee’s employment with the Company, Employee agrees to sign the Company’s standard form of Proprietary Information and Inventions Agreement (“PIA”).

10. Successors and Assigns.

(a) Employee. This Agreement is a personal contract, and the rights and interests that the Agreement accords to Employee may not be sold, transferred, assigned, pledged, encumbered, or hypothecated by him. All rights and benefits of Employee shall be for the sole personal benefit of Employee, and no other person shall acquire any right, title or interest under this Agreement by reason of any sale, assignment, transfer, claim or judgment or bankruptcy proceedings against Employee. Except as so provided, this Agreement shall inure to the benefit of and be binding upon Employee and his personal representatives, distributees and legatees.

(b) The Company. This Agreement shall be binding upon the Company and inure to the benefit of the Company and of its successors and assigns, including (but not limited to) any Company that may acquire all or substantially all of the Company’s assets or business or into or with which the Company may be consolidated or merged. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, “successor” means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company.

11. Entire Agreement. This Agreement (together with the equity award agreements referred to herein) represents the entire agreement between the parties concerning Employee’s employment with the Company and supersedes all prior negotiations, discussions, understanding and agreements, whether written or oral, between Employee and the Company relating to the subject matter of this Agreement.

12. Amendment or Modification, Waiver. No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to in writing signed by Employee and by a duly authorized officer of the Company. No waiver by any party to this Agreement or any breach by another party of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same time, any prior time or any subsequent time.

13. Notices. Any notice to be given under this Agreement shall be in writing and delivered personally or sent by overnight courier or registered or certified mail, postage prepaid, return receipt requested, addressed to the party concerned at the address indicated below, or to such other address of which such party subsequently may give notice in writing:

If to Employee:	3516 Rock Creek Drive
Raleigh, NC 27609

To the address specified in the payroll records of the Company.

If to the Company:	Vyrix Pharmaceuticals, Inc.
c/o Ampio Pharmaceuticals, Inc.
5445 DTC Parkway
Suite 925
Greenwood Village, Colorado 80111

Any notice delivered personally or by overnight courier shall be deemed given on the date delivered and any notice sent by registered or certified mail, postage prepaid, return receipt requested, shall be deemed given on the date mailed.

14. Severability. If any provision of this Agreement or the application of any such provision to any party or circumstances shall be determined by any court of competent jurisdiction or arbitrator acting pursuant to Section 19 below to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances other than those to which it is so determined to be invalid and unenforceable shall not be affected, and each provision of this Agreement shall be validated and shall be enforced to the fullest extent permitted by law. If for any reason any provision of this Agreement containing restrictions is held to cover an area or to be for a length of time that is unreasonable or in any other way is construed to be too broad or to any extent invalid, such provision shall not be determined to be entirely null, void and of no effect; instead, it is the intention and desire of both the Company and Employee that, to the extent that the provision is or would be valid or enforceable under applicable law, any court of competent jurisdiction or arbitrator acting pursuant to Section 19 below shall construe and interpret or reform this Agreement to provide for a restriction having the maximum enforceable area, time period and such other constraints or conditions (although not greater than those contained currently contained in this Agreement) as shall be valid and enforceable under the applicable law.

15. Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

16. Headings. All descriptive headings of sections and paragraphs in this Agreement are intended solely for convenience of reference, and no provision of this Agreement is to be construed by reference to the heading of any section or paragraph.

17. Withholding Taxes. All salary, benefits, reimbursements and any other payments to Employee under this Agreement shall be subject to all applicable payroll and withholding taxes and deductions required by any law, rule or regulation of and federal, state or local authority.

18. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together constitute one and same instrument. The parties agree that facsimile signatures shall have the same force and effect as original signatures.

19. Applicable Law; Arbitration. The validity, interpretation and enforcement of this Agreement and any amendments or modifications hereto shall be governed by the laws of the State of Colorado, as applied to a contract executed within and to be performed in such State. The parties agree that any disputes shall be definitively resolved by binding arbitration before the American Arbitration Association in Denver, Colorado in accordance with its rules of arbitration procedure then in effect. The parties consent to the jurisdiction to the federal courts of the District of Colorado or, if there shall be no jurisdiction, to the state courts located in Arapahoe County, Colorado, to enforce any arbitration award rendered with respect thereto. Each party shall choose one arbitrator and the two arbitrators shall choose a third arbitrator. All costs and fees related to such arbitration (and judicial enforcement proceedings, if any) shall be borne by the Company unless Employee’s claim is deemed to be frivolous by the arbitrator(s) or judge.

20.	Legal Fees. The Company shall pay the reasonable expenses of Employee’s counsel in negotiating this Agreement.

21. Section 409A. Notwithstanding anything to the contrary in this Agreement, if Employee is a “specified employee” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the final regulations and any guidance promulgated thereunder (“Section 409A”) at the time of Employee’s termination (other than due to death), and the severance payable to Employee, if any, pursuant to this Agreement, when considered together with any other severance payments or separation benefits which may be considered deferred compensation under Section 409A (together, the “Deferred Compensation Separation Benefits”) will not and could not under any circumstances, regardless of when such termination occurs, be paid in full by March 15 of the year following Employee’s termination, then only that portion of the Deferred Compensation Separation Benefits which do not exceed the Section 409A Limit (as defined below) may be made within the first six (6) months following Employee’s termination of employment in accordance with the payment schedule applicable to each payment or benefit. For these purposes, each severance payment is hereby designated as a separate payment and will not collectively be treated as a single payment. Any portion of the Deferred Compensation Separation Benefits in excess of the Section 409A Limit shall accrue and, to the extent such portion of the Deferred Compensation Separation Benefits would otherwise have been payable within the first six (6) months following Employee’s termination of employment, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Employee’s termination. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Employee dies following his termination but prior to the six (6) month anniversary of his termination, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Employee’s death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit. The foregoing provision is intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and Employee agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Employee under Section 409A. For purposes of this Agreement, “Section 409A Limit” will mean the lesser of two (2) times: (A) Employee’s annualized compensation based upon the annual rate of pay paid to Employee during the Company’s taxable year preceding the Company’s taxable year of Employee’s termination of employment as determined under Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (B) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Employee’s employment is terminated.

22. Application of Internal Revenue Code Section 280G. If any payment or benefit Employee would receive pursuant to a Change in Control from the Company or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Employee’s receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the manner that results in the greatest economic benefit for Employee. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata.

In the event it is subsequently determined by the Internal Revenue Service that some portion of the Reduced Amount as determined pursuant to clause (x) in the preceding paragraph is subject to the Excise Tax, Employee agrees to promptly return to the Company a sufficient amount of the Payment so that no portion of the Reduced Amount is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount is determined pursuant to clause (y) in the preceding paragraph, Employee will have no obligation to return any portion of the Payment pursuant to the preceding sentence.

Unless Employee and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to the Employee and the Company within fifteen (15) calendar days after the date on which Employee’s right to a Payment is triggered (if requested at that time by the Employee or the Company) or such other time as requested by Employee or the Company.

23. Indemnification. As a condition to the effectiveness of this Agreement, the Company and Employee shall enter into a mutually acceptable indemnification agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

VYRIX PHARMACEUTICALS, INC.		EMPLOYEE

By:	/s/ Michael Macaluso	/s/ Jarrett Disbrow
	MICHAEL MACALUSO	JARRETT DISBROW
Chairman of the Board of Directors of Vyrix Pharmaceuticals, Inc.

EXHIBIT A

Terms of Compensation

Management equity grant:

•	500,000 total options to purchase shares of the common stock of the Company. The strike price for all options will be equal to the fair market value of the Company’s common stock determined by the board of directors of the Company, based upon an independent third-party valuation conducted as soon as possible following the date hereof

•	All options fully vest upon Change in Control, death, Disability, termination without Cause, termination for Good Reason

•	125,000 options are fully vested on the Effective Date

•	125,000 options vest 365 days after the Effective Date

•	125,000 options vest 730 days after the Effective Date

•	125,000 options vest 1095 days after the Effective Date

Management milestones that affect cash bonuses

1)	Successful administration of any ZertaneTM clinical trials financed by the Company. “Successful” shall mean that the trial was performed on time and on budget and with a demonstration of efficacy that is statistically significant and the drug is cleared for commercialization by the regulatory authorities in all countries in which commercialization is planned.

2)	Obtain, on terms favorable to the Company, one or more license agreements, partnerships or other collaborations for the commercialization of the Company’s drug portfolio.

3)	Obtain insurance reimbursement codes for each drug that receives regulatory clearance to commercialize.

4)	Within 6 months of the Effective Date, obtain $15 million in equity financing for the Company from outside third party accredited investors (other than Ampio and its affiliates) at a share price in excess of $5/share.